UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

As part of the company's ongoing monitoring, an unusual activity was detected in relation to one of Nayax's subsidiaries, in one of the company's cloud accounts, which was immediately blocked and contained.

The company is working with leading subject matter experts and law enforcement agencies in Israel and the United States to investigate the matter.

The investigation is ongoing, and the scope of the information involved in the event is still being determined. At this time the company does not believe there is exposure of material information.

The company's production environment and its core systems have not been affected by the event. The company's business activity continues as normal, without impact to the company’s business operations.

The company will keep its customers, investors, partners and other relevant parties updated on material developments in the investigation as it deems appropriate.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File No. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: July 8, 2026